# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALT5 Sigma Corp, CIK 0000862861
CUSIP: 47089W104
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 325 E. Warm Springs Road, Suite 102, Las Vegas, Nevada (NV), 89119
Date of event which requires filing of this statement: 08/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002083033

## Reporting persons
- Soul Ventures Holdings Ltd: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 11,333,200; shared voting power 0; sole dispositive power 11,333,200; shared dispositive power 0; aggregate amount beneficially owned 11,333,200 (9.2% of the class)

## Item 1. Issuer
Name of issuer: ALT5 Sigma Corp
Address of issuer's principal executive offices: 325 E. Warm Springs Road, Suite 102, Las Vegas, NEVADA, 89119

## Item 2. Person Filing
Name of person filing: Soul Ventures Holdings Ltd
Address of principal business office or, if none, residence:
Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

This statement is filed by Soul Ventures Holdings Ltd, with respect to the portion of Common Stock held by Soul Ventures Holdings Ltd. Soul Ventures Holdings Ltd acts as the investment manager of the portfolio holdings of the fund.
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Soul Ventures Holdings Ltd maybe be deemed to beneficially own 11,333,200 Shares.
Percent of class: The number of Shares that Soul Ventures Holdings Ltd may be deemed to beneficially own constitutes 9.2% of the Shares outstanding.
Sole power to vote or to direct the vote: Soul Ventures Holdings Ltd: 11,333,200.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,333,200. Same as Item 4(a).
Shared power to dispose or to direct the disposition:
0.

The securities disclosed herein as potentially beneficially owned by Soul Ventures Holdings Ltd are held by entities subject to voting control and investment discretion by Soul Ventures Holdings Ltd and/or other investment managers that may be controlled by Soul Ventures Holdings Ltd (the managing member of Soul Ventures Holdings Ltd). The foregoing should not be construed in and of itself as an admission by Soul Ventures Holdings Ltd as to beneficial ownership of the securities held by such entities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Soul Ventures Holdings Ltd: Warren Hui, Director (08/26/2025)